UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Société anonyme au capital de 2 610 434 245 €

Siège social : 36-38, avenue Kléber – 75116 Paris

403 210 032 RCS PARIS

Quarterly Financial Information for the three months ended March 31, 2014

(UNAUDITED IFRS FIGURES)

Context

Transformation of the Group’s organization and cost reductions

The implementation of the Group’s reorganization as announced July 8, 2013 led to the adoption beginning in 2014 of new segment disclosure information to reflects the Group’s performance as monitored by the main operational decision maker. As such, financial information is now reported according to the following segments:

•	France,
•	Europe excluding France,
•	Rest of the world,
•	Global Businesses,
•	Dalkia,
•	Other.

The closing of the transaction restructuring Dalkia’s shareholding should be completed between now and the end of 2014, subject to approval by competition authorities. Until then the contribution of this activity to Group indicators will be presented via a distinct line.

The Group cost reduction plan contributed €54 million in net savings in the quarter ended March 31, 2014, to adjusted operating cash flow.

Changes in governance

Renewal of the Chairman and Chief Executive Officer’s mandate during the Combined Shareholders’ Meeting of April 24, 2014

Veolia’s Combined Shareholders’ Meeting was held at the Maison de la Mutualité in Paris, on Thursday, April 24, 2014, under the chairmanship of Antoine Frérot, Chairman and Chief Executive Officer of the Company. In the meeting, shareholders approved all resolutions on the agenda.

In particular, shareholders:

-	renewed the terms of office of Antoine Frérot, Daniel Bouton and Qatari Diar Real Estate Investment Company, represented by Khaled Al Sayed as directors for a four-year term expiring at the end of the shareholders' meeting convened to approve the financial statements for the period ended December 31, 2017;

-	approved the option to receive payment of the 2013 dividend of €0.70 in either cash or shares. Shareholders may opt[1] for the payment of the dividend in shares between April 30 and May 16, 2014 inclusive, by sending their request to their financial intermediary. The issue price of the new shares resulting from exercising the option for payment of the dividend in shares has been set at €13.01. For shares listed on the Euronext Paris regulated market, the ex-dividend date was April 30, 2014[2] and the dividend will be made payable in cash or in shares from May 28, 2014[3];
-	gave a favorable opinion of remuneration due or paid with respect to 2013 and of the 2014 remuneration policy regarding Antoine Frérot, the Company's Chairman and CEO;
-	approved the amendment of article 11 of the Articles of Association to determine arrangements for appointing one or more directors representing employees to the Board of Directors in accordance with the French Employment Protection act of June 14, 2013;
-	and approved the parent company and consolidated financial statements for 2013.

The Board of Directors, in a meeting also held on April 24, 2014, renewed the term of office of Antoine Frérot as Chairman and CEO.

After this Combined Shareholders Meeting, Veolia's Board of Directors consists of fourteen voting directors and one non-voting member (censeur):

-	Antoine Frérot, Chairman and CEO;
-	Louis Schweitzer, Vice-Chairman and Senior Independent Director;
-	Jacques Aschenbroich;
-	Maryse Aulagnon;
-	Daniel Bouton;
-	Caisse des Dépôts et Consignations, represented by Olivier Mareuse;
-	Pierre-André de Chalendar;
-	Groupama SA, represented by Georges Ralli;
-	Marion Guillou;
-	Serge Michel;
-	Baudouin Prot;
-	Qatari Diar Real Estate Investment Company, represented by Khaled Mohamed Ebrahim Al Sayed;
-	Nathalie Rachou;
-	Paolo Scaroni;
-	Paul-Louis Girardot, censeur.

The composition of the four board committees is now as follows:

-	Accounts and Audit Committee: Daniel Bouton (chairman), Jacques Aschenbroich, Nathalie Rachou and an employee-director (to be nominated at a later date).
-	Appointments Committee: Louis Schweitzer (chairman), Pierre-André de Chalendar, Serge Michel and Maryse Aulagnon.
-	Remuneration Committee: Louis Schweitzer (chairman), Daniel Bouton, Serge Michel and an employee-director (to be nominated at a later date).
-	Research, Innovation and Sustainable Development Committee: Jacques Aschenbroich (chairman), Pierre-André de Chalendar, Paul-Louis Girardot and Marion Guillou.

As of April 24, 2014 the company’s brand name has change from Veolia Environnement to Veolia.

1 Important information for shareholders not resident in France: legal restrictions may apply to the payment of the dividend in shares. These shareholders are required to familiarize themselves with the applicable conditions under the laws and rules of their country of residence.

2 ADR holders may be subject to different election and payment dates and should consult the depositary for details.

3 Practical arrangements for the option to receive payment of the dividend in shares or in cash will be communicated to shareholders of Veolia by their financial intermediaries. See www.finance.veolia.com, for details of these arrangements.

A - Operational review for the first quarter of 2014

A-1-       Review of Operations:

The Group’s consolidated revenue declined slightly by 1.2% (-1.7% at constant consolidation scope and exchange rates) to €5,688.4 million in the quarter ended March 31, 2014 compared to represented €5,756.6 million for the quarter ending March 31, 2013.

Excluding the contribution of Dalkia France operations, revenue would have grown 3.8%, or +3.1% at constant consolidation scope and exchange rates.

Revenue benefited:

▪	in France, from stable water and waste revenue;
▪	in Europe excluding France (+4.3% at constant scope and exchange rates) from good momentum in UK waste operations and Central and Eastern European water operations;
▪	in the Rest of the world segment, from double digit organic revenue growth (+11.2% at constant consolidation scope and exchange rates) due to the strong performance in energy services in the United States and higher landfill volumes and industrial services growth in waste operations in Australia. The segment also benefited from the integration of Proactiva Medio Ambiante in water and waste operations in Latin America;
▪	in the Global Businesses segment, from stable revenue (-0.7% at constant consolidation scope and exchange rates) with growth in hazardous waste activities and in Sade operations offset by the expected reduction in engineering and construction (VWS) activity following the end of the construction of the Hong Kong sludge incinerator and pending the start of new contracts.

On the other hand, Dalkia France revenue declined sharply (-20.5% at constant consolidation scope) driven by a significant unfavorable weather impact related to an exceptionally mild winter, as well as the continued programmed end of gas cogeneration contracts.

Adjusted operating cash flow increased 0.9% (+2.3% at constant exchange rates) to €546.7 million for the quarter ended March 31, 2014 compared to represented €541.5 million for the same period ended March 31, 2013. Excluding the contribution of Dalkia France operations, adjusted operating cash flow would have increased 7.9% at current consolidation scope and exchange rates, or +9.6% at constant exchange rates.

This increase was due to very good performance in waste operations, particularly in the United States, the United Kingdom and China, as well as in hazardous waste activities.

Adjusted operating cash flow also benefited from a recovery in waste operations in Germany, strong growth in TNAI operations in the United States ( due to harsh winter weather which positively impacted operations), as well as the full consolidation of Proactiva Medio Ambiante in Latin America.

Finally, adjusted operating cash flow in the quarter ended March 31, 2014 includes the contribution of the company’s cost savings plan in the amount of €54 million, net of implementation costs.

Adjusted operating income4 for the quarter declined 7.3% (-6.5% at constant exchange rates) to €376.3 million compared to represented figures for the quarter ended March 31, 2013.

The reduction in adjusted operating income was due to:

-	the reduction in share of adjusted net income of joint ventures and associates, which amounted to €81.3 million in the quarter, falling 28.9% compared to €114.2 million for the same period ended March 31, 2013, mainly related to the decline in share of net income of the Dalkia International joint venture, resulting from unfavorable weather conditions, particularly in Central Europe;
-	as well as the impact of the net change in pension provision reversal for executive management at VE S.A. of -€32 million following the closure of the defined benefit pension plan.

4 After share of adjusted net income of equity-accounted entities.

A-2-       Highlights

The Group has recorded a number of commercial successes wince January 1, 2014, including:

-	On January 14, 2014 Grand Lyon (France) awarded Veolia Water an 8-year contract for the production and distribution of drinking water in 54 municipalities. This contract will come into force February 3, 2015, and represents estimated cumulative revenue of €660 million (French standards) and will require an investment of €55 million;
-	On January 29, 2014, the Iraqi Ministry for Municipalities and Public works awarded Veolia, in partnership with the Japanese conglomerate Hitachi and Egyptian engineering company ArabCo, a 5-year contract to build and operate a desalination facility in Basra, Iraq. For Veolia this contract represents estimated cumulative revenue of $115 million;
-	On February 3, 2014, the Swiss pharmaceutical company Novartis renewed its confidence in Veolia, by again awarding the Group the management of utilities at Novartis’ production sites in Basel, Switzerland, the company’s historic headquarters, as well as the management of technical services and facilities at its 15 largest sites in Western Europe. These contracts represent estimated cumulative revenue of €925 million over five years;
-	On February 20, 2014, the municipality of Buenos Aires, Argentia awarded the management of waste services to Proactiva Medio Ambiente, a Veolia subsidiary in charge of Latin America activities. This contract represents estimated cumulative revenue of €500 million over 10 years;
-	On March 26, 2014 the municipality of Las Condes, in Santiago de Chile, renewed its trust in Proactiva Medio Ambiente, Veolia’s Latin American subsidiary, by awarding a contract for household solid waste collection. This 8-year contract, with an extension of 2 additional years, represents estimated cumulative revenue of €40 million.

Shareholding restructuring of the Energy Services business

On March 25, 2014, EDF and Veolia announced the conclusion of discussions initiated in October 2013 related to their joint subsidiary Dalkia, a global leader in the energy services sector. The agreement is in accordance with the principles announced on October 28, 2013.

As a result, for the quarter ended March 31, 2014, similar to the accounts at the end of 2013, this transaction is reflected as follows in the Group’s consolidated financial statements:

  Transfer of Dalkia’s assets and liabilities in France to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the consolidated statement of financial position, pursuant to IFRS 5;
  Valuation of Dalkia France assets and liabilities at the lower of net carrying amount and fair value less costs to sell, without impact on the consolidated accounts of the Group as of March 31, 2014.

Furthermore, until the transaction completion date, the Group’s investment in Dalkia International remains equity accounted.

Following completion of the transaction, Dalkia’s international activities will be held exclusively by the Group and fully consolidated.

The transaction will also put an end to the litigation between EDF and Veolia pending before the Paris Commercial Court.

Transdev Group and SNCM

Financial presentation in Veolia consolidated financial statements ending December 31, 2013

In 2013, the difficulties of Société nationale Corse Méditerranée (SNCM) did not enable Veolia to withdraw from Transdev Group. Accordingly, the Group modified the accounting presentation of its investment in Transdev Group for the publication of its 2013 financial statements, transferring it from “Assets classified as held for sale” (discontinued operations) to “Investments in joint ventures” (continuing operations), accounted for using the equity method. Given the Group’s confirmed desire to continue its withdrawal from Transdev, the Group’s investment in the Transdev Group does not represent an extension of the Group’s businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013.

SNCM remains equity-accounted indirectly through the recognition of the Transdev Group joint venture. During closing procedures on the Group consolidated financial statements for the year ended December 31, 2013, the Group assessed its net exposure to SNCM as a result of its indirect interest.

Given the on-going litigation involving Transdev, we have evaluated our exposure to SNCM as a result of our indirect interest. We have determined that the best way to account for this exposure is to recognize the amounts that would be payable under the most probable scenario, which is an appropriate insolvency proceedings with a disposal plan coupled with a transaction:

-	in our Consolidated Financial Statements as of December 31, 2013, the equity-accounted value of Transdev Group reflects a fair appraisal of the Group’s exposure to its indirect interest in SNCM;
-	our receivable due from SNCM of €14 million is fully written-off in our Consolidated Financial Statements as of December 31, 2013.

In this scenario, the reimbursements of state aid demanded by the European Commission (€440 million in total, excluding interest) would not be paid. If events were to evolve in a manner different from this scenario, the Group would reassess the financial impact.

An assessment by the Group of the value in use of Transdev Group (excluding SNCM) confirmed its net carrying amount in our consolidated balance sheet.

Events that occurred in the first quarter of 2014

On January 23, 2014 the French State became a direct shareholder of SNCM and granted two successive shareholder advances for a total of €20 million. The State as a shareholder therefore participates directly in the financing of SNCM and the definition of its industrial strategy.

The State, as well as SNCM unions, disagree with Transdev representatives regarding the viability of SNCM’s long-term plan and therefore the viability of SNCM itself. In a letter dated January 28, 2014 to the French Ministry of Transport, Transdev indicated its willingness to sell its stake and abandon its claims on SNCM.

Despite opposition from Transdev representatives, SNCM’s Supervisory Board approved the decision aiming at proceeding with new industrial investments (construction of 4 ships). These investments would be subject to the obtaining of non-recourse financing, for which the Caisse des dépôts et consignations and the Banque publique d’investissement working group have to pronounce.

The French Transport Minister affirmed via letter the willingness to find, by the end of the year, a new industrial shareholder who considers the recovery of SNCM on the basis of its long-term plan. The Norwegian conglomerate Siem Industries approached Transdev as a potential buyer of SNCM, provided that a guarantee for the €440 million (excluding interest) in state aid reimbursement to be repaid by SNCM be granted to Siem. Transdev has referred this request to the State.

On April 14, 2014, the Supervisory Board refused the convening of a general meeting proposed by Transdev to consider revoking the mandate of Gérard Couturier as a member of the Supervisory Board with the intent to nominate a new Chairman to replace him. The next Supervisory Board is expected to be held on May 12, 2014. On the agenda for this meeting, are the designation of SNCM Management Board members whose mandates are set to expire May 31, 2014, the presentation of the financing of ships proposed by CDC, as well as the establishment of a report of the 2013 accounts closed off by the Management Board.

The most reasonable scenario remains for Veolia to cease any additional financing and that any decision to discontinue will be carried out through appropriate insolvency proceedings. Under this scenario, as of March 31, 2014 net income would not be affected other than by impacts already recorded in the consolidated financial statements ended December 31, 2013.

Concordato preventivo di Grupo

Based on the approval of the “Concordato preventivo di gruppo” (CPG), on July 17, 2013 by the civil court of la Spezia, the Group deconsolidated the large majority of its waste operations in Italy in 2013.

On January 9, 2014 the Genoa Court of Appeals reversed the approval of the Concordato preventivo di gruppo. On March 4, 2014 the VSAT Group filed a special appeal on points of law. On March 21, 2014, the judge of the Genoa court of Appeals rejected the request to suspend the January 9, 2014 decision filed by VSAT.

At this point, it’s likely that TEC and the companies of the VSAT group will enter into legal liquidation proceedings (fallimento) in the near future.

This scenario does not result in any significantly different financial impacts compared to those recorded in the Group’s consolidated financial statements for the year ended December 31, 2013.

A-3-       Significant events since April 1, 2014

Purchase of IFC’s interest in Veolia Voda

On April 18, 2014 an agreement was signed by VE-CGE (Veolia Environnement – Compagnie Générale des Eaux) to purchase the minority interest of the International Finance Corporation (IFC) in Veolia Voda (9.52% of Veolia Voda’s capital) for €90.9 million. Following the transaction, the Group’s stake in Veolia Voda amounts to 91.64%.

A-4-       Acquisitions, partnerships and significant divestitures

Acquisitions:

On January 30, 2014, TNAI acquired 51% of Kendall Green Energy Holding LLC and its wholly-owned subsidiary, Kendall Green Energy LLC (Cogeneration plant providing energy to customers in Cambridge, Boston and the Massachusetts General hospital). This transaction was completed at a price of €19 million.

The Group has a call option related to the shares held by the co-partner and at the same time has granted a put option to the co-partner exercisable under the same conditions, which has been recognized as debt.

Divestitures:

Industrial and financial divestitures (including capital increases subscribed to by non-controlling shareholders and transactions between shareholders not resulting in a change in control) amounted to €12 million for the quarter ended March 31, 2014 and do not warrant any particular comments other than the divestiture of Delfluent activities completed in the first quarter of 2014 for a total divestment price of €7.9 million. In the quarter ended March 31, 2013 divestitures amounted to €18 million.

B. Financial Information for the quarter ended March 31, 20145

VEOLIA

Revenue

Primary segment information:

Revenue (€M)
	Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
France	1,370.3	1,366.0	0.3%	0.3%	-	-
Europe excluding France	1,218.1	1,170.6	4.0%	4.3%	-0.3%	0.0%
Rest of world	1,106.1	941.3	17.5%	11.2%	14.9%	-8.6%
Global Businesses	955.5	985.7	-3.0%	-0.7%	-0.5%	-1.8%
Dalkia	934.3	1,178.6	-20.7%	-20.5%	-0.2%	-
Others	104.1	114.4	-9.1%	-9.6%	-	0.5%
Group	5,688.4	5,756.6	-1.2%	-1.7%	2.2%	-1.7%

The Group’s consolidated revenue declined slightly by 1.2% (-1.7% at constant consolidation scope and exchange rates) to €5,688.4 million in the quarter ended March 31, 2014 compared to represented €5,756.6 million for the quarter ending March 31, 2013.

Excluding the contribution of Dalkia France operations, revenue would have grown 3.8%, or +3.1% at constant consolidation scope and exchange rates.

Revenue benefited:

▪	in France, from stable water and waste revenue;
▪	In Europe excluding France (+4.3% at constant scope and exchange rates) from good momentum in UK waste operations and Central and Eastern European water operations;
▪	In the Rest of the world segment, from double digit organic revenue growth (+11.2% at constant consolidation scope and exchange rates) due to the strong performance in energy services in the United States and higher landfill volumes and industrial services growth in waste operations in Australia. The segment also benefited from the integration of Proactiva Medio Ambiante in water and waste operations in Latin America;
▪	in the Global Businesses segment, from stable revenue (-0.7% at constant consolidation scope and exchange rates) with growth in hazardous waste activities and in Sade operations offset by the expected reduction in engineering and construction (VWS) activity following the end of the construction of the Hong Kong sludge incinerator and pending the start of new contracts.

On the other hand, Dalkia France revenue declined sharply (-20.5% at constant consolidation scope) driven by a significant unfavorable weather impact related to an exceptionally mild winter, as well as the continued programmed end of gas cogeneration contracts.

5 All of the adjustments made to the accounts for the quarter ended March 31, 2013 are detailed in the appendix to the quarterly financial report.

Secondary segment information:

Revenue (€M)
	Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
Water	2,491.7	2,493.5	-0.1%	0.9%	1.2%	-2.2%
Waste	2,024.2	1,932.4	4.8%	3.3%	3.4%	-1.9%
Energy Services	1,116.1	1,267.5	-11.9%	-14.2%	2.8%	-0.5%
Other	56.4	63.2	-10.8%	-10.7%	0.0%	-0.1%
Group	5,688.4	5,756.6	-1.2%	-1.7%	2.2%	-1.7%

Changes in consolidation scope in the quarter ended March 31, 2014 benefited revenue in the amount of €129.7 million, including €115.2 million related to the takeover of full control of Proactiva Medio Ambiante at the end of November 2013. Since that date, Proactiva Medio Ambiante is fully consolidated in the Group’s accounts.

The foreign currency impact of -€97.7 million essentially reflects the depreciation compared to the euro, of the Australian dollar for -€43 million, the US dollar for -€18.3 million, the Japanese yen for -€13.9 million, and the Czech crown for -€10.6 million. The UK pound sterling appreciated compared to the euro resulting in a €13.6 million benefit to revenue.

By activity:

▪	Water segment revenue remained largely stable compared to the prior year quarter and recorded a +0.9% increase at constant consolidation scope and exchange rates. Operations revenue in the water segment increased 2.6% at constant consolidation scope and exchange rates due to significant growth in European operations given favorable tariff increases (Czech Republic, Slovakia, and Romania). Technologies and Networks revenue declined 2.6% at constant consolidation scope and exchange rates in line with the end of construction of the Hong Kong sludge incinerator and pending the start of new contracts;
▪	Solid performance in the Waste segment drove the resumption of growth (+3.3% at constant consolidation scope and exchange rates) with a positive impact of volumes on revenue of +2.8% (mainly in France in municipal collection and incineration, in the United Kingdom where integrated contracts continue to progress and in Australia which benefited from higher landfill volumes and industrial services growth);
▪	Revenue in the Energy Services segment declined 14.2% at constant consolidation scope and exchange rates, and was penalized by the unfavorable impact of weather in Dalkia France operations.

Results

Adjusted operating cash flow increased 0.9% (+2.3% at constant exchange rates) to €546.7 million for the quarter ended March 31, 2014 compared to represented €541.5 million for the same period ended March 31, 2013. Excluding the contribution of Dalkia France operations, adjusted operating cash flow would have increased 7.9% at current consolidation scope and exchange rates, or +9.6% at constant exchange rates.

This increase was due to very good performance in waste operations, particularly in the United States, the United Kingdom and China, as well as in hazardous waste activities.

Adjusted operating cash flow also benefited from a recovery in waste operations in Germany, strong growth in TNAI operations in the United States ( due to harsh winter weather which positively impacted operations), as well as the full consolidation of Proactiva Medio Ambiante in Latin America.

Finally, adjusted operating cash flow in the quarter ended March 31, 2014 includes the contribution of the Company’s cost savings plan in the amount of €54 million, net of implementation costs.

Adjusted operating income6 for the quarter declined 7.3% (-6.5% at constant exchange rates) to €376.3 million compared to represented figures for the quarter ended March 31, 2013. The reduction in adjusted operating income was due to:

-	the reduction in share of adjusted net income of joint ventures and associates, which amounted to €81.3 million in the quarter, falling 28.9% compared to represented €114.2 million for the same period ended March 31, 2013, mainly related to the decline in share of net income of the Dalkia International joint venture, resulting from unfavorable weather conditions, particularly in Central Europe;

- as well as the impact of the net change in pension provision reversal for executive management at VE S.A. of -€32 million following the closure of the defined benefit pension plan.

Free cash flow7 was negative and amounted to -€407 million (compared to represented +€594 million for the quarter ended March 31, 2013), mainly due to the deterioration of operational working capital related to seasonality (-€675 million for the quarter ended March 31, 2013 versus -€615 million for the quarter ended March 31, 2014).

As a reminder, free cash flow for the quarter ended March 31, 2013 benefitted from the issuance of subordinated perpetual hybrid debt in euros and pound sterling in the amount of €1,470 million.

Excluding the issuance of the subordinated perpetual hybrid debt in the first quarter of 2013, free cash flow would have amounted to -€876 million compared to -€407 million for the quarter ended March 31, 2014.

The Group continues to maintain capex discipline and gross investments for the quarter amounted to €298 million (compared to represented €335 million for the quarter ended March 31, 2013).

In total, net financial debt8 amounted to €8.6 billion at March 31, 2014 compared to represented €8.2 billion at December 31, 2013.

Adjusted net financial debt9 amounted to €5.9 billion at March 31, 2014 compared to represented €5.5 billion at December 31, 2013.

For the 2014 fiscal year10, in view of the progress of the transformation plan, Veolia confirms its annual objectives:

•	growth in revenue;
•	adjusted operating cash flow growth of around 10%;
•	significant growth in adjusted operating income;
•	reduction in financial expense;
•	significant growth in adjusted net income; and
•	proposal of a dividend of €0.70 per share in relation to the 2014 fiscal year.

Beginning 2015, the Group aims to achieve, in a mid-cycle economic environment:

•	organic revenue growth of more than 3% per year;
•	adjusted operating cash flow growth of more than 5% per year;
•	an adjusted leverage ratio (adjusted net financial debt / operating cash flow before changes in working capital + principal repayments of operating financial assets) of the order of 3x, +/-5%;
•	a dividend payout ratio in line with historic level;
•	net cumulative cost savings of €750 million, of which due to accounting standards for joint ventures, 80% will benefit adjusted operating income.

6 After share of adjusted net income of equity-accounted entities.

7 Definition of Free cash flow: cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid.

8 Definition of net financial debt: gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

9 Inter-company loans granted to joint ventures are no longer deducted from net financial debt following the application of new IFRS 10 & 11 accounting standards. The Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures.

10 At constant exchange rates.

SEGMENT ANALYSIS

France

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
1,370.3	1,366.0	0.3%	0.3%	-	-

Revenue in France increased slightly (+0.3% at current and constant scope).

▪	For water activities, revenue was stable given favorable tariff indexation progression, offset by the reduction in volumes sold of -0.7% in the first quarter of 2014, and in a difficult commercial environment.
▪	For waste activities, revenue increased 0.9% (at current and constant scope) due to higher municipal collection volumes and volumes incinerated. This increase was largely offset by the decline in scrap metal prices.

For the quarter ended March 31, 2014 adjusted operating cash flow in France was stable in water activities despite the unfavorable impact of contract negotiations. For waste activities, adjusted operating cash flow was negatively impacted by lower scrap metal prices.

Adjusted operating income in France declined slightly compared to that of the first quarter of 2013, in line with the variation of adjusted operating cash flow.

Europe excluding France

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
1,218.1	1,170.6	4.0%	4.3%	-0.3%	0.0%

Revenue in the Europe excluding France segment grew 4.0% (+4.3% at constant consolidation scope and exchange rates). This increase is primarily related to continued revenue growth:

-	in the United Kingdom, with 10.4% revenue growth (+7.4% at constant consolidation scope and exchange rates) due to progression of integrated contracts in waste operations;
-	in Germany, with 2.0% growth at current and constant consolidation scope due to the positive impact of electricity prices in the Braunschweig contract;
-	in Central and Eastern European countries, in line with tariff increases in the water business.

For the quarter ended March 31, 2104, adjusted operating cash flow in the Europe excluding France segment was stable compared to the prior year period. Adjusted operating cash flow benefited from good momentum in waste operations in the United Kingdom, offset by unfavorable volume and weather effects in the Braunschweig contract in Germany.

Adjusted operating income in the first quarter of 2014 in the Europe excluding France segment increased, particularly in the United Kingdom and in Benelux due to the completion of the financial divestiture of Delfluent activities in the first quarter of 2014.

Rest of world

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
1,106.1	941.3	17.5%	11.2%	14.9%	-8.6%

Revenue in the Rest of world segment increased 17.5% (+11.2% at constant consolidation scope and exchange rates).

This growth was driven primarily by continued growth:

-	in the United States, where revenue grew 17.3% (+14.8% at constant consolidation scope and exchange rates) mainly due to revenue growth at TNAI (benefit of harsh weather conditions, new projects and higher natural gas and diesel prices).
-	in Australia, where revenue grew 13.8% at constant consolidation scope and exchange rates (-3.0% at current consolidation scope and exchange rates), due primarily to higher landfill volumes and growth in industrial services.

Adjusted operating cash flow and adjusted operating income in the Rest of world segment posted solid growth in the first quarter of 2014 compared to the prior year period. Growth related primarily to TNAI activities in the United States and the full consolidation of Proactiva Medio Ambiante since November 28, 2013.

Global Businesses

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
955.5	985.7	-3.0%	-0.7%	-0.5%	-1.8%

Revenue in the Global Businesses segment declined 3.0% (-0.7% at constant consolidation scope and exchange rates).

-	Revenue in the SARPI business grew 9.6% at constant consolidation scope and exchange rates (+13.7% at current consolidation scope and exchange rates) given higher treated hazardous waste volumes (used oil regeneration and treatment of contaminated soil).
-	This growth was offset by a 13.1% revenue decline in the VWS business (-7.8% at constant consolidation scope and exchange rates) following the completion of the construction of the Hong Kong incinerator and pending the start of new contracts.

Adjusted operating cash flow and adjusted operating income in the Global Businesses segment increased in the first quarter of 2014 compared to the prior year period due to higher volumes of treated hazardous waste.

Dalkia

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
934.3	1,178.6	-20.7%	-20.5%	-0.2%	-

Dalkia France revenue fell 20.7% (-20.5% at constant scope). This revenue decline was mainly due to a significant negative weather-related impact and the continued impact of the programmed end to gas cogeneration contracts.

Adjusted operating cash flow as well as adjusted operating income in Dalkia France operations fell significantly in the first quarter of 2014 compared to the prior year period. This decline, mainly related to the negative impact of weather, also was a result of the impact of the end of gas cogeneration contracts in France. Adjusted operating income was also significantly negatively impacted by unfavorable weather in Central Europe in Dalkia International operations.

Other

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
104.1	114.4	-9.1%	-9.6%	-	0.5%

Revenue of the Other segment doesn’t warrant any particular comments.

Adjusted operating cash flow of the Other segment improved slightly in the first quarter of 2014, in line with cost reductions following the regrouping of corporate headquarters facilities completed since July 2013. Adjusted operating income declined, mainly due to the net change in pension provision reversal for VE S.A. executives of -€32 million following the closure of the defined benefit plan.

C. Pro Forma financial information

Pro forma figures related to the shareholding restructuring of Energy Services

These figures include 3 months’ contribution from Dalkia International at 100% and exclude Dalkia France operations; These figures do not include any restatement of inter-company activity between the two entities nor the impact of any potential synergies:

	Quarter ended March 31, 2014 pro-forma	Quarter ended March 31, 2013 pro-forma	Variation (%)	Variation at constant exchange rates (%)
Revenue	6,028.9	6,087.1	-1.0%	+1.0%
Adjusted operating cash flow	674,6	697.1	-3.2%	-1.5%
Industrial Investments	-290,1	-325.2	-10.8%	N/A

First quarter 2014 pro forma adjusted operating cash flow would be down compared to the first quarter of 2013. This diminution is primarily related to the unfavorable weather impact (the 2014 winter was exceptionally mild in Europe compared to a harsh winter in 2013.)

Appendix to quarterly financial report:

Reconciliation of previously published and represented data for the quarter ended March 31, 2013

In €M	Quarter ended March 31, 2013 Published	IFRS 5 (*) Adjustment	Quarter ended March 31, 2013 Represented
Revenue	5,756.6	-	5,756.6
Adjusted operating cash flow	541.5	-	541.5
Operating income (**)	403.4	+1.2	404.6
Adjusted operating income (***)	404.9	+1.2	406.1
Free Cash Flow	594	-	594
Net financial debt	10,106	-	10,106
Loans granted to joint ventures	3,304	-	3,304
Adjusted net financial debt	6,802	-	6,802

(*): Reclassification into discontinued operations of the net income of Eaux de Berlin associates sold in December 2013

(**): After share of net income of joint ventures and associates.

(***): After share of adjusted net income of joint ventures and associates.

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer